Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

JCorriero@stradley.com

215.564.8528

March 28, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”) File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on November 28, 2016, to Post-Effective Amendment No. 15, Amendment No. 17, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on October 14, 2016, to register shares of Virtus Enhanced Gold ETF and Virtus Enhanced Short U.S. Equity ETF, each a series of the Trust. This letter will provide responses to comments received to Virtus Enhanced Short U.S. Equity ETF only (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. Responses to comments received to Virtus Enhanced Gold ETF will be provided in a separate correspondence, and we will respond in a separate post-effective amendment to be filed prior to the Virtus Enhanced Gold ETF’s effectiveness. I have reproduced your comments with respect to the Fund below, followed by our responses.

Prospectus

1.	Please confirm supplementally whether a Rule 19b-4 application will need to be filed for the Fund.
RESPONSE: The Trust confirms that the Fund will satisfy the generic listing standards and will not need to file a 19b-4 application with the U.S. Securities and Exchange Commission (“SEC”).
2.	Please confirm supplementally that an estimate of the dividend and interest expenses on short sales are somehow reflected in the fee table.

RESPONSE: The Fund does not anticipate incurring dividend and interest expenses on short sales for the current fiscal year.

3.	The prospectus for the Fund provides that Rampart Investment Management Company, LLC, the Fund’s sub-adviser (the “Sub-Adviser”), considers large cap companies to be companies whose market capitalizations are at least U.S. $2 billion. Please explain supplementally the basis for defining large cap companies as those with market capitalizations of at least $2 billion.

RESPONSE: The Sub-Adviser considers large cap companies to be companies whose market capitalizations are at least U.S. $5 billion. The Fund’s prospectus will be revised accordingly.

4.	Please explain how it is appropriate for the Fund to utilize an inverse index strategy when it does not have inverse indexing exemptive relief. If the Fund does not utilize an index strategy to seek inverse returns of the market, please revise the disclosure to reflect that.

RESPONSE: The Fund is an actively managed ETF that seeks to provide inverse exposure to the investment returns of the broad U.S. large capitalization equity market. The Fund does not seek to track the performance of any specific index and the Sub-Adviser maintains full discretion, subject to oversight by the Adviser and the Fund’s Board of Trustees, to invest the Fund’s assets. In order to clarify that the Fund is not index-based, the disclosure in the Fund’s prospectus will be revised as follows:

The Sub-Adviser ~~invests~~ actively manages the Fund’s assets pursuant to a ~~rules-based methodology~~ quantitative strategy ~~that tilts the weights of each sector represented in the U.S. large cap equity market~~ based on the Sub-Adviser’s research and analysis of sector representation in the U.S. large cap equity market ~~of their relative strength or weakness, whereby the~~. The Sub-Adviser will seek to adjust the Fund’s portfolio to overweight what the Sub-Adviser believes to be the weakest sectors and underweight what the Sub-Adviser believes to be the strongest sectors in the U.S. large cap equity market. The Sub-Adviser expects to ~~rebalance~~ make adjustments to the Fund’s portfolio quarterly in accordance with its quantitative strategy, although the Sub-Adviser maintains full discretion to modify the Fund’s portfolio, subject to the oversight and supervision of the Adviser and the Board of Trustees of the Trust (the “Board”), at any time.

5.	To the extent ETFs are counted towards the Fund’s 80% policy, please disclose in either the Fund’s Item 4 or Item 9 disclosure that the Fund will consider the holdings of ETFs in determining compliance with its own 80% policy.

RESPONSE: The Fund will consider the holdings of ETFs in determining compliance with its own 80% policy; therefore, the following disclosure will be added to the Item 9 disclosure in the Fund’s prospectus:

The Fund will consider the holdings of any ETF in which it invests when determining compliance with the Fund’s 80% investment policy.

6.	Please confirm supplementally that the Fund will invest at least 80% of its assets in equity securities, per the 80% policy included in the prospectus, as the prospectus seems to indicate that the Fund seeks to provide inverse exposure by selling S&P 500 futures contracts and S&P Select Sector futures contracts and/or engaging in short sales of ETFs. Please revise the disclosure as appropriate.

RESPONSE: The Fund, which is a “Short U.S. Equity” ETF, as noted in its name, seeks to provide inverse (opposite) exposure to investment returns of the broad U.S. large capitalization

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equity market by selling S&P 500 futures contracts and S&P Select Sector futures contracts and/or engaging in short sales of U.S. equity ETFs and other U.S. equity securities. Therefore, the Fund has revised its 80% policy as follows in order to more accurately align its 80% policy with the Fund’s name:

Under normal market conditions, the Fund will invest not less than 80% of its ~~total~~ assets in investments that create or result in short (or inverse) exposure to U.S. equity securities ~~and in derivatives and other instruments that have economic characteristics similar to such securities~~.

With respect to the Fund’s investments in S&P 500 futures contracts and S&P Select Sector futures contracts as they relate to the Fund’s 80% policy, the Trust supplementally notes that the SEC has stated that investment companies are permitted to “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).  For this reason, the Trust believes that the Fund’s 80% policy, as revised above, satisfies the requirements of Rule 35d-1 under the Investment Company Act of 1940, and is not misleading or confusing to investors, particularly because of the inclusion of the term “Short” in the Fund’s name, which is a term commonly used to refer to inverse ETFs. See SEC-FINRA Investor Alert on Leveraged and Inverse ETFs (Aug. 1, 2009), http://www.sec.gov/investor/pubs/leveragedetfs-alert.htm.

7.	Please confirm supplementally that if derivatives are counted towards the Fund’s 80% policy, they are valued based on market value and not notional value.

RESPONSE: The Trust confirms supplementally that the Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% policy.

8.	Disclose in the prospectus the criteria used to determine that an equity security is economically tied to the U.S.

RESPONSE: The following disclosure will be added to the prospectus:

The Fund considers “U.S. equity securities” to be those that are: (i) securities of issuers that are organized under the laws of, or that maintain a principal place of business in, the U.S.; (ii) traded principally in the U.S.; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the U.S., or that have at least 50% of their assets in the U.S.

9.	To the extent the Fund’s investments are focused in a particular sector or sectors, please identify those sectors and provide the specific risks of investing in those sectors.

RESPONSE: While the Fund may focus its investments in one or particular sectors, it does not intend to be focused in any particular sector upon the commencement of operations.

10.	The disclosure under the section entitled “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVES, STRATEGIES AND RISKS – Additional Information Regarding the Funds’ Investment Risks – Other Investment Companies” in the Fund’s prospectus provides that the Fund may invest in other investment companies. If this refers to registered investment companies only, please state that.
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RESPONSE: The disclosure will be revised to specify that the Fund may invest in “other registered investment companies.”

11.	The Item 9 section of the Fund’s prospectus provides for “Risks Related to Portfolio Turnover.” If the Fund intends to engage in active and frequent trading of portfolio securities, disclose this in the principal investment strategy section of the Fund’s prospectus.

RESPONSE: The section regarding “Risks Related to Portfolio Turnover” has been removed from the Fund’s prospectus.

12.	The disclosure under the section entitled “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVES, STRATEGIES AND RISKS – Additional Information Regarding the Funds’ Investment Risks – Temporary Defensive Positions” in the Fund’s prospectus includes the following additional disclosure, which is not a temporary defensive strategy: “Under normal circumstances, however, the Funds may also hold money market instruments and/or shares of other investment companies for various reasons including to provide for funds awaiting investment, to accumulate cash for anticipated purchases of portfolio securities, to allow for shareholder redemptions and to provide for Fund operating expenses.” Please move or delete this sentence.

RESPONSE: The relevant sentence will be deleted from the Fund’s prospectus.

13.	Please revise the disclosure under “MANAGEMENT OF THE FUNDS – INVESTMENT SUB-ADVISER – Disclosure Regarding Advisory Agreement Approval” to also reference the Fund’s sub-advisory agreement.

RESPONSE: The relevant disclosure will be revised to reference the Fund’s sub-advisory agreement.

14.	Please revise the disclosure under “MANAGEMENT OF THE FUNDS - REGULATION UNDER THE COMMODITY EXCHANGE ACT” to clarify what exemption the Adviser relies on from having to register as a commodity trading advisor.

RESPONSE: The relevant disclosure will be revised to state the following:

In addition, with respect to the Fund, the Adviser relies on an exemption from regulation as a commodity trading advisor available for an adviser that serves as a fund’s registered CPO.

15.	Under the section entitled “INVESTING IN THE FUND – DETERMINATION OF NET ASSET VALUE,” there is no disclosure regarding how the Fund values non-equity securities. Please expand the disclosure to address valuation for non-equity securities.

RESPONSE: The relevant disclosure will be revised as follows:

The pricing and valuation of portfolio securities is determined in good faith in accordance with procedures approved by, and under the direction of, the Board. In determining the value of a Fund’s assets, ~~equity~~ portfolio securities are generally valued at market using quotations from the primary market in which they are traded. ~~Each~~ The Fund normally uses third party pricing services to obtain market quotations.

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As noted in the Fund’s existing prospectus disclosure, securities and assets for which market quotations are not readily available or which cannot be accurately valued using the Fund’s normal pricing procedures will be valued by the Trust’s Fair Value Pricing Committee at fair value as determined in good faith under policies approved by the Board.

16.	Under the section entitled “INVESTING IN THE FUND – INDICATIVE INTRA-DAY VALUE” in the Fund’s prospectus, please disclose what types of values are used for the holdings when calculating the indicative intra-day value (“IIV”)? In addition, consider whether there is any risk that may adversely affect the use of the IIV as an indicator of the current market value of the Fund’s shares. If you think this is a principal risk, consider disclosing it as one.

RESPONSE: The following disclosure will be added to the section entitled “INVESTING IN THE FUND – INDICATIVE INTRA-DAY VALUE” in the Fund’s prospectus:

The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close, which could affect premiums and discounts between the IIV and the market price of the Fund’s shares.

STATEMENT OF ADDITIONAL INFORMATION

17.	In the SAI under the section entitled “PURCHASE AND REDEMPTION OF CREATION UNITS – REDEMPTION – Placement of Redemption Orders Outside Clearing Process,” there is disclosure providing that the “Fund may also, in its sole discretion, upon request of a shareholder, provide such redeemer a portfolio of securities which differs from the exact composition of the Deposit Securities but does not differ in NAV.” Please remove this disclosure or explain how this is permitted in light of representation 17 in the Notice relating to the Trust’s ETF exemptive relief, which provides that the names and quantities of instruments that constitute the Deposit Instruments and Redemption Instruments will be identical.

RESPONSE: The referenced disclosure will be revised as follows:

To the extent permitted by the Fund’s exemptive relief, the Fund may, in its sole discretion, provide such redeemer a basket of cash and/or securities which differs from the exact composition of the Deposit Securities but does not differ in NAV.

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Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero

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